FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

FINANCEMENT-QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Michel Robitaille

Délégation générale du Québec

One Rockefeller Plaza  - 26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon

Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The information set forth below is to be furnished:

SIGNATURE
EXHIBIT INDEX
Financement-Quebec (Description)
Audited Financial Statements of Financement-Quebec
Consent of the Auditor General of Quebec

l.	In respect of each issue of securities of the Registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of the last fiscal year of the Registrant giving the total outstanding of:

(a)	Internal funded debt of the Registrant. (Total to be stated in the currency of the Registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to table 6, page 11 of Exhibit 1 hereto for Borrowings.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to table 6, page 12 of Exhibit 1 hereto for Borrowings.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to table 6, pages 11 and 12 of Exhibit 1 hereto for Borrowings.

4.	(a)	As to each issue of securities of the Registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Registrant.

Not applicable.

(2)	Total estimated amount held by nationals of the Registrant (or if Registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Registrant giving the estimated total of:

(a)	Internal floating indebtedness of the Registrant. (Total to be stated in the currency of the Registrant.)

Reference is made to table 4, pages 8 of Exhibit 1 hereto.

(b)	External floating indebtedness of the Registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to table 4, pages 8 of Exhibit 1 hereto.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Registrant for each fiscal year of the Registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to table 2, page 6 of Exhibit 1 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Registrant (or if the Registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This Annual Report comprises:

(a)	The cover page and pages numbered 2 to 4 consecutively.

(b)	The following exhibits:

(1)	Financement-Québec Description dated as of November 22, 2004;

(2)	Audited financial statements of Financement-Québec for the year ended March 31, 2004;

(3)	Consent of the Auditor General of Québec.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 24th day of November, 2004.

FINANCEMENT-QUÉBEC

By: /s/	BERNARD TURGEON

Bernard Turgeon
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Sequentially
Exhibit		Numbered
Number	Description	Pages
1	Financement-Québec Description dated as of November 22, 2004

2	Audited financial statements of Financement-Québec for the year ended March 31, 2004

3	Consent of the Auditor General of Québec